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                                                                      EXHIBIT 21



                          SUBSIDIARIES OF REGISTRANT

The registrant owns 100% of the issued and outstanding capital stock of TruServ Acceptance Company, TruServ Logistic Company and General Paint and Manufacturing Co., all Illinois corporations, Servistar Paint Company and Advocate Services Incorporated, both Pennsylvania Corporations, TruValue.com, a Delaware Corporation, and is the sole member of TruServ Specialty Company, LLC, a Delaware limited liability company. The accounts of these subsidiaries have been consolidated with the registrant's in December 31, 2004 and 2003.